Mail Stop 3561

June 28, 2006

By Facsimile and U.S. Mail

Mr. Robert Hoglund
Chief Financial Officer
Consolidated Edison, Inc.
4 Irving Place
New York, NY 10003

      Re: Consolidated Edison, Inc.
              Form 10-K for the year ended December 31, 2005
              Filed February 22, 2006
              File No. 1-14514

              Consolidated Edison Company of New York, Inc.
              Form 10-K for the year ended December 31, 2005
              Filed February 22, 2006
              File No. 1-1217

Dear Mr. Hoglund:

      We have reviewed your filings and have the following comments. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. Please be as detailed as necessary in your explanation. After reviewing this information, we may or may not raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Consolidated Edison, Inc. Form 10-K for the year ended December 31, 2005

Item 1. Business, page 6

Competitive Energy Business, page 7

1. You suggest on page 38 that Consolidated Edison's competitive energy business sells energy to customers of Con Edison of New York and O&R, although are no inter-segment revenue reflected in Note O – Financial Information by Business Segment for your competitive businesses. In this regard, please explain to us why this is the case. If your competitive energy sales by-pass the subsidiary utilities, advise why there are inter-segment sales between other and Con Edison of New York.

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 42

O&R Electric, page 46

2. Prospectively, please individually quantify the reasons, to the extent material, for higher purchased power costs, higher sales and deliveries.

Competitive Energy Business, page 47

3. Please enhance your MD&A discussion to quantify the change in price versus quantity on your operating revenue. Furthermore, please tell us whether derivatives had any impact on your competitive business.

Note B - Regulatory Matters, page 79

Regulatory Assets and Liabilities, page 84

4. We assume the "prior year deferred tax amortization" was treated in accordance with SAB 5:F. If otherwise, please explain in detail. If so, please show us your SAB 99 materiality assessment for all years and quarters affected. Please also explain the nature of this item including why it is a "revenue equivalent". We may have further comment.

Note E - Pension Benefits, page 87

5. We note that pension costs deferred has increased substantially in 2005 to $(44) million when compared to 2004. We also note a comparable increase in regulatory assets in Note B for pension deferrals of $54 million, which we assume relates to the aforementioned deferral, if not, please clarify our understanding.   Please tell us how the amount deferred is determined and what amount has been approved in your last rate case. Tell us whether your rate treatment bears any relationship to the amount of contributions to the plan. If so, explain the relationship.

6. We note investment gains and losses are fully recognized in expense over a 15-year period. We further note your discussion of using a method other than the corridor method discussed in paragraph 32 of SFAS no. 87. We are not clear on whether this is how you determine market-related value or whether you are amortizing investment gains and losses that are not reflected in market related value. If the former, please explain how this complies with the 5 year requirement in paragraph 30 of Statement no. 87. You may want to clarify for us how the amortization of investment gains and losses and determination of market-related value relate to each other. If this amortization policy for investment gains and losses is different than your determination of market-related value then it appears you have a choice between accounting methods and should be disclosed as an accounting policy.

Note I – Other Material Contingences, page 95

7. Please tell us the current rate making status of the deferral of non-capital costs associated with the September 11, 2001 attacks on the World Trade Center including whether any amounts have been included for recovery in current rates.

Note J – Non-Utility Generators and Other Power Purchase Agreements, page 96

8. Explain to us the material terms of the Indian Point 2 PPA, including any obligation to pay variable costs. In this regard, we note your discussion on page 107 regarding your inability to obtain the necessary information to determine whether certain other PPA entities were VIEs. Since Indian Point is not mentioned we assume you performed a FIN 46R analysis. If not, please explain why. If so, please summarize the results. We may have further comment.

Note N – Stock Based Compensation, page 100

9. Your disclosure indicates that option awards can be settled in either stock, or cash, which appears inconsistent with page 33 of your March 31, 2006 Form 10-Q which suggests that stock delivery is the sole method of satisfying the options hence you termed them "equity awards". Please clarify for us the terms of the options and whether the employee has the ability to choose the form of settlement. If the employee has the choice, please explain how you concluded these awards should be classified as equity under SFAS no. 123R. See paragraph 34 of Statement 123R. We may have further comment.

Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a letter with your responses to our comments and provide any requested supplemental information. Please understand that we may have additional comments after reviewing your responses to our comments. Please file your response letter on EDGAR as a correspondence file.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

If you have any questions regarding this comment, please direct them to Robert Babula, Staff Accountant, at (202) 551-3339 or, in his absence, to the undersigned at (202) 551-3849. Any other questions regarding disclosures issues may be directed to H. Christopher Owings, Assistant Director at (202) 551-3725.

Sincerely,

Jim Allegretto
Senior Assistant Chief Accountant